File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2009

(Filed March 17, 2009)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated March 17, 2009

Release

Vitro Reached a Stay in Litigation Processes with Derivative Financial Counterparties

San Pedro Garza Garcia, Nuevo Leon, Mexico, March 17, 2009.- Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), announced today that has reached stay agreements with Credit Suisse, Calyon, Merrill Lynch, Barclays and Citibank, counterparties of derivative financial instruments.

In accordance with these stipulations, the parties have agreed to a continuance of the deadline for the filling of Vitro's initial responsive pledging in the Supreme Court of the State of New York and a stay of the litigation processes until April 24, 2009, allowing parties time to negotiate solutions and reach a satisfactory mutual and final agreements.

"As evidence by these stipulations, which can be renovated if the parties agree, we will continue exploring different alternatives and searching for creative ways to reach a favorable settlement. We expect Deutsche Bank, the remaining derivative counterparty will join today this amicable alternative in order to restructure our financial obligations", said Hugo Lara, CEO of Vitro.

"These important steps confirm that viable solutions exist; we strongly believe in the Company's potential to overcome this challenging environment", concluded Hugo Lara.

Vitro, with 100 years of existence, has a strong foundation in place with solid business operations, strong franchise and market positions and superior quality products. While these negotiations take place, the Company will continue providing the quality products and services its broadly diversified customers need, and also provide it with the wherewithal to pay for the materials and services it needs to manufacture such products. For many of our customers and suppliers these are trying times as well and Vitro will be there to help them get through with its continuous operation and production of quality products and services as it has done in the past.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in ten countries in the Americas and Europe. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Media Albert Chico Smith Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/ 1689 achico@vitro.com rriva@vitro.com	Investor Relations Adrian Meouchi /Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Kay Breakstone Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com kbreakstone@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: March 17, 2009